

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 25, 2017

Remi Barbier
President, Chief Executive Officer and Chairman
Pain Therapeutics, Inc.
7801 N Capital of Texas Highway, Suite 260
Austin, TX 78731

> **Re: Pain Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 14, 2017**
> **File No. 333-217319**

Dear Mr. Barbier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Ze'-ev D. Eiger, Esq.
        Morrison & Foerster LLP